[redacted]

10031752

SECU[...]SSION
[...]gton, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 6 2010
DIVISION OF MARKET REGULATION

CM

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SEC FILE NUMBER
8- 53174

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E*Trade Capital ~~Assets~~ Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/17/10

RECEIVED
2010 JUN 16 PM 4:24
SEC / TM

E*TRADE CAPITAL MARKETS, LLC

(SEC I.D. No. 8-53174)

Statement of Financial Condition as of December 31, 2009,
Independent Auditors' Report and Supplemental Report
on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member of
E*TRADE Capital Markets, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of E*TRADE Capital Markets, LLC, (the "Company"), a wholly owned subsidiary of E*TRADE Institutional Holdings, Inc., an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Capital Markets, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2010

E*TRADE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
(In thousands)

ASSETS

Cash and equivalents	$	1,557
Trading securities		36,204
Receivables from brokers, dealers and clearing organizations		52,865
Goodwill		121,881
Other intangibles, net		26,480
Other assets		3,791
TOTAL ASSETS	$	242,778

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Securities sold, not yet purchased	$	30,973
Accounts payable, accrued and other liabilities		8,245
Payables to Parent and affiliated companies		1,208
TOTAL LIABILITIES		40,426
MEMBER'S EQUITY		202,352
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	242,778

See notes to statement of financial condition.

1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization — E*TRADE Capital Markets, LLC (the "Company") is a wholly owned subsidiary of E*TRADE Institutional Holdings, Inc., an indirect, wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent"). The Company, an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), a member of the National Stock Exchange, a member of the Chicago Stock Exchange, and a clearing member of the National Securities Clearing Corporation ("NSCC").

Nature of Operations — The Company operates as a market-maker in equity securities, primarily those traded on the NASDAQ Stock Market, the New York Stock Exchange, the OTC Bulletin Board, Pink Sheets, Grey Sheets, American Depository Receipts, and Foreign Ordinaries. A market-maker provides a fair and orderly market for securities traded. A market-maker must generally be ready to buy or sell when other buyers or sellers are not available. The Company also engages in proprietary trading. The Company self-clears the majority of its market-making and proprietary trading businesses. The Company also clears a portion of its trading business through other clearing brokers.

Use of Estimates — The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the period presented. Actual results could differ from management's estimates. Material estimates in which management believes near-term changes could reasonably occur include the valuation of goodwill and other intangibles and the valuation of trading inventory.

Subsequent Events — The Company evaluated events or transactions occurring after December 31, 2009 through February 24, 2010 for potential recognition or disclosure in the statement of financial condition.

Fair Value — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or other accounting guidance. See Note 3 – Fair Value Disclosures.

Estimated Fair Value of Financial Instruments — The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from brokers, dealers, clearing organizations, other assets, accounts payable, accrued and other liabilities, and payables to affiliated companies to be reasonable estimates of fair value.

Cash and Equivalents — The Company considers all highly liquid investments with original or remaining maturities of three months or less at the date of purchase, that are not required to be segregated under federal or other regulations, to be cash equivalents.

Trading Securities — Securities transactions are recorded on a trade-date basis. Trading securities and securities sold, not yet purchased are reported at fair value.

Goodwill and Other Intangibles, net — Goodwill and other intangibles, net represents the excess of the purchase price over the fair value of net tangible assets acquired through the Company's business combinations. The Company tests goodwill and intangible assets with indefinite lives for impairment on at least an annual basis or when certain events occur. The Company evaluates the remaining useful lives of other intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Other Assets — Included in other assets are stock ownership in Depository Trust Clearing Corp., NSX Holdings, Inc., and CHX Holdings, Inc., which are carried at cost, which approximates fair value. The Company holds 450 shares of Series A Convertible Preferred Stock of CHX Holdings, Inc. The Company has also included in other assets its balance in The Reserve's Primary Fund of $1.6 million. Also included in other assets is furniture and equipment which is recorded at historical cost, net of depreciation. Depreciation of furniture and equipment is recorded on a straight-line basis over the estimated lives of the assets which are 5 or 7 years.

Share-Based Payments – The Company participates in the Parent's share-based employee compensation plans. The Parent and the Company record share-based payments expense in accordance with the stock compensation accounting guidance. The Company records compensation cost at the grant date fair value of a share-based payment award over the vesting period less estimated forfeitures. The underlying assumptions to these fair value calculations are discussed in Note 7 — Employee Share-Based Payments and Other Benefits.

Income Taxes — The Company is a single-member LLC, and as such is not subject to federal or state income tax as taxable income is allocated to its member for inclusion in the member's tax returns. As a result, E*TRADE Institutional Holdings, Inc. will include the income from the Company in its tax returns.

New Accounting Standards — Below are the new accounting pronouncements that relate to activities in which the Company is engaged.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the Financial Accounting Standards Board ("FASB") amended the fair value measurements accounting guidance to provide additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. The amended accounting guidance also included guidance on identifying circumstances that indicate a transaction is not orderly. The Company's adoption of this guidance in 2009 did not have a material impact on its financial condition.

Subsequent Events

In May 2009, the FASB established general standards of accounting and disclosure for events that occur after the balance sheet date but before financial statements are issued (subsequent events). The two types of subsequent events include those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (recognized subsequent events), and those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (nonrecognized subsequent events). The Company's adoption of the general standards of accounting and disclosure for subsequent events in 2009 did not impact its financial condition.

The FASB Accounting Standards Codification™ and the Hierarchy of GAAP

In June 2009, the FASB established the FASB Accounting Standards Codification™ ("the Codification") as the source of authoritative GAAP. Rules and interpretative releases of the SEC under federal securities laws also continue to be a source of authoritative GAAP for the Company. All guidance contained in the Codification carries an equal level of authority. The Company's adoption of the Codification as the source of authoritative GAAP in 2009 did not impact its financial condition.

Fair Value Measurements and Disclosures–Measuring Liabilities at Fair Value

In August 2009, the FASB amended the fair value measurements accounting guidance for measuring the fair value of liabilities. The amended accounting guidance clarifies that the quoted price for an identical liability, when traded as an asset in an active market, is also a Level 1 measurement for that liability when no adjustment to the quoted price is required. In the absence of a Level 1 measurement, the amended accounting guidance clarifies that the Company must use a valuation technique that uses a quoted price or a valuation technique based on the amount the Company would pay to transfer the identical liability or receive to enter into an identical liability. The Company's adoption of the amended fair value measurements accounting guidance for measuring the fair value of liabilities in 2009 did not have an impact on its financial condition.

Fair Value Measurements and Disclosures–Improving Disclosures about Fair Value Measurements

In January 2010, the FASB amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The Company's disclosures about fair value measurements will reflect the adoption of the amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments in 2011. The Company's disclosures about fair value measurements will reflect the adoption of the remaining disclosure guidance in 2010.

2. RECEIVABLES FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivables from brokers, dealers, and clearing organizations consist of the following (in thousands):

Receivables from brokers and dealers	$	18,754
Receivables from clearing organizations		27,439
Deposits with clearing organizations		6,672
Total	$	52,865

3. FAIR VALUE DISCLOSURES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

Valuation Techniques

The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, the Company's definition of actively traded is based on average daily volume and other market trading statistics.

The fair value of trading securities and securities sold, not yet purchased is determined using listed or quoted market prices and are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Recurring Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis are summarized below (dollars in thousands):

	December 31, 2009			
	Level 1	Level 2	Level 3	Fair Value
Assets				
Trading securities	$ 31,085	$ 5,119	$ —	$ 36,204
Liabilities				
Securities sold, not yet purchased	$ 27,861	$ 3,112	$ —	$ 30,973

Nonrecurring Fair Value Measurements

The Company also measures certain other financial assets at fair value on a nonrecurring basis. As of December 31, 2009, other assets included an impaired cost investment in CHX Holdings, Inc. of $2.0 million that is measured at fair value on a nonrecurring basis. The majority of the fair value measurement of this asset was based on estimates derived from market indications. The Company classified these fair value measurements as Level 3 of the fair value hierarchy.

4. GOODWILL AND OTHER INTANGIBLES, NET

The Company performed an annual test of goodwill for impairment and deemed no adjustment necessary.

At December 31, 2009, the Company held identifiable intangible assets with finite lives of $72.1 million (net of accumulated amortization expense of $45.6 million).

Intangible assets with finite lives, which are primarily amortized on an accelerated basis, consist of the following (dollars in thousands):

	Weighted Average Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
Customer relationships	24	$ 61,820	$ (35,340)	$ 26,480
Customer list	-	10,248	(10,248)	-
Total intangible assets		$ 72,068	$ (45,588)	$ 26,480

5. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires that the Company maintains minimum net capital equivalent to the greater of $1.0 million or 6-2/3% of aggregated indebtedness, as these terms are defined. At December 31, 2009, the Company had net capital, as defined, of $40.1 million, which was $39.1 million in excess of its required net capital of $1.0 million.

The Company has entered into an agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Bank of America Corporation, which allows the Company to include its proprietary assets as allowable assets in its net capital computation. This

agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent ("PAIB") and to permit the correspondent to use PAIB in its capital computations. At December 31, 2009, the balance at the clearing broker was $14.1 million, which is recorded in Receivables from brokers, dealers and clearing organizations on the statement of financial condition.

The Company has entered into an agreement with E*TRADE Clearing LLC that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent ("PAIB") and to permit the correspondent to use PAIB in its capital computations. At December 31, 2009, the balance at the clearing broker was $0.2 million, which is recorded in Receivables from brokers, dealers and clearing organizations on the statement of financial condition.

6. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, occupancy, administrative and operational supplies, and support.

The Company also receives administrative services and operational services, including management assistance and other support as needed such as finance, accounting, regulatory reporting, treasury, human resources, legal, compliance and marketing, from E*TRADE Brokerage Services, Inc., an affiliated company.

The Company received order flow from E*TRADE Securities LLC, an affiliated company, and clearing services from E*TRADE Clearing.

7. EMPLOYEE SHARE-BASED PAYMENTS AND OTHER BENEFITS

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan (the "2005 Plan") to replace the 1996 Stock Incentive Plan (the "1996 Plan") which provides for the grant of nonqualified or incentive stock options and awards to officers, directors, key employees and consultants for the purchase of newly issued shares of the Parent's common stock at a price determined by the Board of Directors of the Parent (the "Board") at the date the option is granted. The Parent does not have a specific policy for issuing shares upon stock option exercises and share unit conversions; however, new shares are typically issued in connection with exercises and conversions. A total of 85.4 million shares had been authorized under the 1996 Plan. Under the 2005 Plan, the remaining unissued authorized shares of the 1996 Plan, up to 42.0 million shares, were authorized for issuance. Additionally, any shares that had been awarded but remained unissued under the 1996 Plan that were subsequently canceled, would be authorized for issuance under the 2005 Plan, up to 39.0 million shares. In May 2009, an additional 30.0 million shares were authorized for issuance under the 2005 Plan at the Parent's shareholders' annual meeting. As of December 31, 2009, 21.9 million shares were available for grant under the 2005 Plan. The Company's employees participate in the 2005 Plan.

Employee Stock Option Plans

Options are generally exercisable ratably over a four-year period from the date the option is granted and most options expire within seven years from the date of grant. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model based on the assumptions, specific to the Company, noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees' actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the U.S. Treasury zero-coupon bond where the remaining term approximates the expected term. Dividend yield is zero as the Parent has not, nor does it currently plan to, issue dividends to its shareholders.

	Year Ended December 31, 2009
Expected volatility	89%
Expected term (years)	4.3
Risk-free interest rate	2%
Dividend yield	—

The Company's weighted-average fair value of options granted was $0.61 for 2009. No stock options were exercised in 2009.

A summary of the Company's option activity under the stock option plan is presented below:

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	1,447	$ 14.83		
Granted	12	$ 0.92		
Exercised	—	$ —		
Canceled/forfeited	(72)	$ 18.82		
Outstanding at December 31, 2009	1,387	$ 14.49	4.21	$ 10
Vested and expected to vest at December 31, 2009	1,353	$ 14.61	4.20	$ 9
Exercisable at December 31, 2009	923	$ 15.09	3.99	$ —

As of December 31, 2009, there was $1.4 million of total unrecognized compensation cost related to non-vested options. This cost is expected to be recognized over a weighted-average period of 1.5 years.

Restricted Stock Units

The Parent issues restricted stock units to the Company's employees. Each restricted stock unit can be converted into one share of the Parent's common stock upon vesting. The units are issued at the fair market value on the date of grant and vest ratably over the period, generally six months to four years. The fair value is calculated as the market price upon issuance.

A summary of non-vested restricted stock unit activity for the Company is presented below:

	Units (in thousands)	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	15		
Issued	342		
Released	(6)		
Canceled/forfeited	(16)		
Outstanding at December 31, 2009	335	0.33	$ 592
Vested and expected to vest at December 31, 2009	324	0.32	$ 571

As of December 31, 2009, there was $0.2 million of total unrecognized compensation cost related to non-vested units. This cost is expected to be recognized over a weighted-average period of 0.4 year. The total fair value of restricted stock units vested was less than $0.1 million for the year ended December 31, 2009.

Employee Stock Purchase Plan

The shareholders of the Parent had approved the 2002 Employee Stock Purchase Plan ("2002 Purchase Plan"), and reserved 5,000,000 shares of common stock for sale to employees at a price no less than 85% of the lower of the fair market value of the common stock at the beginning of the one-year offering period or the end of each of the six-month purchase periods. Effective August 1, 2005, the Parent changed the terms of its purchase plan to reduce the discount to 5% and discontinued the look-back provision. As a result, the purchase plan was not compensatory beginning August 1, 2005. In 2008, the Parent temporarily suspended the 2002 Purchase Plan due to the low number of shares remaining for issuance. At December 31, 2009, 212,650 shares were available under the 2002 Purchase Plan.

401(k) Plan

The Parent has a 401(k) salary deferral program which includes eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

8. LINE OF CREDIT

The Company has established a $20.0 million line of credit with E*TRADE Bank, a wholly owned indirect subsidiary of the Parent, to finance the Company's operations. Loans under this arrangement bear interest at the Federal Funds rate plus 0.5%. The loans are payable on demand and are collateralized by securities owned by the Company. At December 31, 2009, there were no amounts outstanding under this line of credit.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risks. The financial instruments include corporate equity securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances that sometimes exceed federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

10. RISKS RELATING TO THE REGULATION OF THE BUSINESS

The Company's role as a market-maker at times requires it to make trades that adversely affect its profitability. In addition, as a market-maker, the Company is at times required to refrain from trading for its own account in circumstances in which it may be to the Company's advantage to trade. For example, the Company may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, the Company may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, the Company holds varying amounts of securities in inventory. In addition, market-makers generally may not trade for their own accounts when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions, and refrain from trading under some favorable conditions, the Company is subject to a high degree of risk. Additionally, regulators, including stock exchanges, periodically amend their rules and may make the rules governing the Company's activities as a market-maker more stringent or may implement other changes, which could adversely affect its trading revenues.

11. COMMITMENTS, CONTINGENCIES AND OTHER REGULATORY MATTERS

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC, FINRA, or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position.

In March 2009, the Company and 13 other current or former specialist firms on various regional exchanges finalized a settlement of SEC charges alleging that such firms executed proprietary orders in a given security prior to a customer order in the same security during the period 1999-2005. The Company was a specialist on the Chicago Stock Exchange during the period under review although it exited the specialist business in 2007. According to the SEC complaint, the majority of the alleged violations occurred between 1999 and 2002. As part of the settlement, the Company agreed to the

payment of $28.3 million in disgorgement and a $5.7 million penalty, both of which had been reserved for in prior periods. The Company settled the SEC charges without admitting or denying the allegations of the complaint.

The Company has provided a guarantee to a clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

* * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 24, 2010

E*TRADE Capital Markets, LLC
440 South LaSalle Street
Chicago, IL 60605

To the Board of Managers and Member of E*TRADE Capital Markets, LLC:

In planning and performing our audit of the financial statements of E*TRADE Capital Markets, LLC (the "Company"), a wholly owned subsidiary of E*TRADE Institutional Holdings, Inc., an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of and for the year ended December 31, 2009 (on which we issued our report dated February 24, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP